June 17, 2010

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC

Form 10-K for the fiscal year ended December 31, 2009

Filed March 4, 2010

File #1-33805

Dear Mr. Hartz:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 3, 2010 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). For the convenience of the Staff, the Staff’s comment is followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended December 31, 2009

Critical Accounting Policies – Fair Value of Investments, page 84

1.	We have reviewed your response to our prior comment three. We note that the valuation of investments held by your funds is the most critical estimate made by management and that this critical estimate significantly impacts your results, since management fees and incentive income are determined based on the fair value of the investments held by your funds. We also note your risk factor disclosure on page 35 that valuation methods can be subject to significant subjectivity. Therefore, we continue to believe that quantified disclosures regarding the fair value methodologies you use to value fund assets should be provided so that investors can better understand the underlying nature of the fund assets and the potential subjectivity of their valuation. As previously requested, please provide us, and disclose in future filings annual and quarterly filings, quantified disclosures regarding the percentages of fund assets for which fair value is measured based on Level I, Level II, and Level III for each significant fund as of each balance sheet date. To the extent that these disclosures are not indicative of trends in investment strategy or valuation risk, please provide additional narrative disclosures.

Och-Ziff Capital Management Group LLC

June 17, 2010

We note the Staff’s request that we provide specific valuation disclosure for each significant fund so that investors can better understand the underlying nature of fund assets and the potential subjectivity of their valuation. To address the Staff’s request, the Company proposes to disclose in future filings as of the most recent balance sheet date the percentage of the Company’s assets under management for which fair value is measured based on Levels I, II and III within the fair value hierarchy.

As disclosed in our historical SEC filings, the valuation of fund assets is the Company’s most critical accounting policy because the management fees and incentive income earned by the Company are determined based on the fair value of all our funds’ assets under management. In addition, holders of the Company’s Class A Shares are not investors in the Och-Ziff funds. For these reasons, we do not believe that valuation disclosures on a fund-by-fund basis would assist investors in assessing all of the relevant risks and uncertainties associated with our valuation estimates. Rather, we believe that presenting the requested information on a total Company basis provides a more complete, accurate and concise understanding of the potential risks and uncertainties relating to the calculation of our management fees and incentive income that are associated with our estimates. Furthermore, given the opportunistic way in which our funds invest, we do not believe (as stated in our response to the Staff’s May 20, 2010 comment) that a detailed understanding of the underlying assets within any specific fund, including our most significant funds, at any given time is material to an understanding of the risks and uncertainties around the Company’s generation or calculation of management fees or incentive income.

The proposed disclosure would follow the disclosure explaining the nature of the Level I, Level II and Level III categories under the caption “Fair Value of Investments” and appear substantially as follows:

As of March 31, 2010, the absolute values of our funds’ invested assets and liabilities were classified within the fair value hierarchy as follows: approximately 42.85% within Level I; approximately 30.15% within Level II; and approximately 27.00% within Level III. The classification of our funds’ assets and liabilities within the fair value hierarchy will fluctuate based on the investments made at any given time and such fluctuations could be significant.

A portion of our funds’ Level III assets relate to private or other investments on which we do not earn any incentive income until such investments are sold or otherwise realized. Upon the Level III asset sale or realization event, incentive income is calculated and recognized. Accordingly, the estimates of our funds’ Level III assets may not have any relation to the amount of incentive income actually earned with respect to such assets.

Further, as provided in our response to the Staff’s letter dated May 20, 2010, the Company intends to include additional underlined text in the third paragraph under the caption “Fair Value of Investments – Valuation of Investments” substantially as follows:

Significant judgment and estimation goes into the assumptions that drive our valuation methodologies and procedures for assets that are not actively traded on a recognized securities exchange or otherwise lack a readily ascertainable market value and the actual amounts ultimately realized could differ materially from the values estimated based on the use of these methodologies. Realizations at values significantly lower than the values at which investments have been reflected could result in losses at the fund level and a decline in future management fees and incentive income. Such situations may also negatively impact fund investor perception of our valuation policies and procedures, which could result in redemptions and difficulties in raising additional capital.

Och-Ziff Capital Management Group LLC

June 17, 2010

* * * * * *

This confirms that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, or wish to discuss any part of the Company’s response, please call the undersigned at (212) 790-0160 or Rani Doyle at (646) 562-4546.

Very truly yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel Frank
By:	Joel Frank
Title:	Chief Financial Officer, Senior Chief Operating Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission

Tricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Jeffrey C. Blockinger